Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information for the transition period from October 29, 2018 to December 31, 2018 (the “transition period”) is based on the historical consolidated financial statements of NCI Building Systems, Inc. (“NCI”), which are included in NCI’s Transition Report on Form 10-Q to which this financial information is attached (the “Transition Report”), and the unaudited financial data of Ply Gem Parent, LLC (“Ply Gem”) for the period from October 29, 2018 to November 16, 2018, not included in the Transition Report. The unaudited pro forma condensed combined statement of operations gives effect to the merger of Ply Gem with and into NCI, with NCI continuing its existence as a corporation organized under the laws of the State of Delaware (the “merger”) and related refinancing transactions (collectively, the “transactions”) as if they had occurred on October 29, 2018. As the merger closed on November 16, 2018 (the “Closing Date”), the NCI unaudited consolidated balance sheet as of December 31, 2018 already includes the effect of the transactions in accordance with the provisions of Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”).
The unaudited pro forma condensed combined statement of operations includes unaudited pro forma adjustments that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined operating results. The unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined statement of operations reflect the following:

•	changes in depreciation and amortization expense associated with the fair value adjustments to Ply Gem’s Property, plant and equipment and Intangible assets, net;

•	changes in interest expense resulting from the refinancing transactions, including amortization of debt issuance costs;

•	certain transaction fees and debt issuance costs incurred in connection with the transactions; and

•	the estimated effect of the above adjustments on the related income tax expense.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. In addition, the acquisition method of accounting was used in accordance with ASC 805, with NCI treated as the accounting acquirer of Ply Gem. The acquisition method of accounting is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the unaudited pro forma adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information, and are subject to revision.
The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what the actual consolidated results of operations of NCI would have been had the transactions occurred on the date assumed, nor is it necessarily indicative of NCI’s future consolidated results of operations.
Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined statement of operations.

NCI BUILDING SYSTEMS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the transition period October 29, 2018 to December 31, 2018
(in thousands, except per share data)

NCI Historical (Oct 29, 2018 - Dec 31, 2018)	Ply Gem Historical (Oct 29, 2018 - Nov 16, 2018)	Merger Adjustments	(Notes)	Refinancing Adjustments	(Notes)	Pro Forma
Net sales	$ 559,870	$ 193,404	$ -		$ -		$ 753,274
Cost of sales	475,780	154,745	505	5.a	-		631,030
Gross profit	**84,090**	**38,659**	**(505)**		**-**		**122,244**
Selling, general and administrative expenses	95,783	35,530	(4,687)	5.a, 5.b	-		126,626
Intangible asset amortization	20,132	5,555	2,267	5.c	-		27,954
Restructuring and impairment charges, net	1,253	-	-		-		1,253
Strategic development and acquisition related costs	29,094	-	(29,094)	5.d	-		-
Loss on disposition of business	1,244	-	-		-		1,244
Loss from operations	**(63,416)**	**(2,426)**	**31,009**		**-**		**(34,833)**
Interest income	68	44	-		-		112
Interest expense	(28,556)	(11,249)	-		(649)	5.e	(40,454)
Foreign exchange loss	(1,713)	(233)	-		-		(1,946)
Loss on extinguishment of debt	(3,284)	-	-		-		(3,284)
Other income, net	44	-	-		-		44
Loss before income taxes	**(96,857)**	**(13,864)**	**31,009**		**(649)**		**(80,361)**
Benefit for income taxes	(20,667)	(3,534)	7,442	5.f	(156)	5.f	(16,915)
Net loss	**(76,190)**	**(10,330)**	**23,567**		**(493)**		**(63,446)**
Net loss allocated to participating securities	-	-	-		-		-
Loss applicable to common shares	**$ (76,190)**	**$ (10,330)**	**$ 23,567**		**$ (493)**		**$ (63,446)**
Income (loss) per common share:							
Basic	$ (0.71)						$ (0.51)
Diluted	$ (0.71)						$ (0.51)
Weighted average number of common shares outstanding:							
Basic	107,813		17,595	5.g			125,408
Diluted	107,813		17,595	5.g			125,408

See the accompanying notes to the unaudited pro forma condensed combined statement of operations.

Note 1—Basis of Presentation
The merger was accounted for as an acquisition, which requires determination of the accounting acquirer. The accounting guidance in ASC 805 provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered. Management determined that NCI was considered the accounting acquirer of Ply Gem as NCI is the legal acquirer in the transactions, NCI shareholders prior to the merger have a majority voting interest in the combined company after the transactions (53%), members of NCI’s board of directors prior to the merger comprise a majority of the members of the combined company board and senior management of the combined company is comprised primarily of former NCI senior management.
Accordingly, NCI allocated the purchase price to the fair value of Ply Gem’s tangible and intangible assets and liabilities on the Closing Date, with the excess purchase price, if any, being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.
Under U.S. GAAP, consideration transferred in a business combination should be measured at fair value. Since the Ply Gem equity interests were not publicly traded and did not have a readily observable market price, the per share value used in the calculation of the total purchase price in the unaudited pro forma condensed combined financial information equals the closing price per share of NCI Common Stock on the Closing Date. The quoted per share price of NCI Common Stock has been determined to be the most factually supportable measure available in the determination of the fair value of the share consideration transferred given the market participant element of stock traded in an active market. The number of shares of NCI Common Stock used to calculate the purchase price in the unaudited pro forma condensed combined financial information is fixed at 58,709,067, as per the terms of the merger agreement. Refer to Note 2 for additional information about the calculation of the total purchase price.
In connection with the unaudited pro forma condensed combined financial information, NCI allocated the purchase price to Ply Gem’s assets and liabilities using the most recently available market information as of the Closing Date. The book value of current assets (excluding inventory) was assumed to be a reasonable proxy for fair value. Inventory was appraised based on its estimated selling price, less the remaining costs to complete, market, sell, and distribute the inventory as well as a normal profit on those remaining costs. Property, plant and equipment was appraised based on a mix of cost-based and market-based approaches. The fair value of Intangible assets, net was estimated using income-based valuation methods, including the Relief-from-Royalty method and the Multi-period Excess Earnings method for trade names and customer relationships, respectively.
The final purchase price allocation for the merger is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the pro forma purchase price allocations are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to the preliminary purchase price allocation.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions or any integration costs.

Note 2 —Calculation of Purchase Price
The purchase price is determined with reference to the closing stock price of NCI Common Stock on the Closing Date, of $12.16 and a cash payment by NCI of $15.0 million to settle a success fee negotiated by Ply Gem. The total purchase price is calculated as follows:

NCI share consideration	58,709,067
NCI Common Stock price	$12.16
Total share consideration	$713,902,255

Ply Gem success fee paid by NCI	15,043,462
Total purchase price	$728,945,717

Note 3—Preliminary Purchase Price Allocation
Under the acquisition method of accounting, NCI recorded Ply Gem’s identifiable assets acquired and liabilities assumed at their acquisition date fair values as of the Closing Date.

(dollars in thousands)
Preliminary purchase price:
Ply Gem	$728,946

Purchase Price Allocation:
Assets acquired:
Cash	102,121
Accounts receivable	345,605
Inventories	303,756
Prepaid expenses and other current assets	52,795
Property, plant and equipment	377,383
Intangible assets (tradenames/customer relationships)	1,565,000
Goodwill	1,494,053
Other assets	3,262
Total assets acquired	4,243,975
Liabilities assumed:
Accounts payable	139,955
Tax receivable agreement liability	47,355
Other accrued expenses (including current warranty)	245,030
Debt (inclusive of current portion)	2,655,159
Other long-term liabilities (accrued long-term warranty)	76,337
Deferred income taxes	316,156
Other long-term liabilities	35,037
Total liabilities assumed	3,515,029
Net assets acquired	$728,946

Note 4—Accounting Policies
Management is not aware of any material differences between the accounting policies of NCI and Ply Gem and accordingly, the unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies between the two companies. Management is in the process of conducting a complete review of Ply Gem’s accounting policies and material contracts with former Ply Gem management in order to identify any differences in accounting policies requiring adjustment. As a result of that review, management may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.
Note 5—Pro Forma Adjustments
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(a)
Includes the net adjustment to depreciation expense resulting from the change in the estimated fair value of Property, plant and equipment acquired in the transactions. The revised depreciation expense was calculated using the following fair value information and estimated remaining useful lives as determined by management:

Description (dollars in thousands)	Estimated Fair Value	Estimated Remaining Useful Life
Land	$8,631	N/A
Building and site improvements	82,252	15
Construction in progress	29,700	N/A
Personal property - Ply Gem	219,100	7
Personal property - Silver Line	37,700	6
Total	$377,383

Amounts allocated to Property, plant and equipment and the estimated useful lives are based on fair value estimates and are subject to change. The net adjustment to depreciation expense is presented within NCI’s unaudited pro forma condensed combined statement of operations as follows:

(dollars in thousands)	For the period October 29, 2018 to November 16, 2018
Pro forma Ply Gem depreciation expense	$2,242
Elimination of historical depreciation expense
Ply Gem	(1,591)
Net adjustment to depreciation expense	$651

Allocation of adjustments:
Cost of sales	505
Selling, general and administrative expenses	146
Net adjustment to depreciation expense	$651

(b)
Represents the elimination of approximately $4.8 million of non-recurring compensation costs associated with the merger. Those include NCI retention bonuses ($0.6 million), Ply Gem severance expense ($1.9 million) and compensation costs related to the acceleration / modification of NCI equity awards ($2.3 million).

(c)
Includes the net adjustment to amortization expense related to the change in estimated fair value and economic life of Intangible assets, net acquired in the merger. The revised amortization expense was calculated using a range of estimated useful lives as determined by management: Trade names — 8 to 12 years; Customer relationships — 9 to 12 years. Amounts allocated to Intangible assets, net and the estimated useful lives are based on fair value estimates and are subject to change. The calculation of the net adjustment to amortization expense is as follows:

(dollars in thousands)	For the period October 29, 2018 to November 16, 2018
Pro forma Ply Gem amortization expense	$7,822
Elimination of historical amortization expense
Ply Gem	(5,555)
Net adjustment to amortization expense	$2,267

(d)	Represents the elimination of $29.1 million of merger costs included in NCI’s statement of operations.

(e)
Represents net adjustment to interest expense related to (i) Ply Gem’s term loan facility, senior notes, ABL facility and cash-flow based revolving credit facility assumed by NCI upon the closing of the merger, (ii) the incremental term loan facility and incremental ABL facility incurred as part of the refinancing transactions, (iii) repayment of NCI’s existing term loan and (iv) repayment of Ply Gem’s outstanding balance on the ABL facility. The combined term loan facility has a coupon rate of LIBOR plus 3.75%, repayment terms on the combined principal amount of $6.4 million quarterly and matures on April 12, 2025. For the period October 29, 2018 to November 16, 2018, the interest rate used to calculate the interest expense on the combined term loan facility of approximately $2,560.0 million was 6.49%. The $645.0 million of senior notes have a coupon rate of 8.00% and mature on April 15, 2026. The combined ABL facility with capacity of $611.0 million has a coupon rate of LIBOR plus 1.25% to 1.75% depending on the average daily excess availability under the ABL facility, an undrawn fee of 0.25% and matures on April 12, 2023. The cash-flow based revolving credit facility with capacity of $115.0 million has a coupon rate of LIBOR plus 2.50% to 3.00% depending on the combined company’s secured leverage ratio, an undrawn fee of 0.25% to 0.50% depending on the combined company’s consolidated secured leverage ratio and matures on April 12, 2023. For the period October 29, 2018 to November 16, 2018, we assumed no portion of the combined ABL facility or cash-flow based revolving credit facility was drawn in the unaudited pro forma condensed combined statement of operations. The net adjustment to interest expense was calculated as follows:

(dollars in thousands)	For the period October 29, 2018 to November 16, 2018
Cash interest expense	$11,358
Amortization of debt issuance cost	152
Amortization of original issue discount	388
Total pro forma interest expense	11,898

Elimination of historical Ply Gem interest expense	(11,249)
Net adjustment to interest expense	$649

A 1/8 percentage point change in the interest rate on the combined term loan facility would result in an increase or decrease, as applicable, in interest expense by $0.2 million for the period October 29, 2018 to November 16, 2018.

(f)	Represent adjustments to income taxes to reflect the unaudited pro forma adjustments related to the transactions at a blended federal and state statutory rate of 24.0% for the transition period.

(g)
At December 31, 2018 NCI had 125.4 million share outstanding after the issuance of approximately 58.6 million shares to Ply Gem interest holders and 0.5 million shares in connection with the acceleration of NCI single trigger equity awards. The unaudited pro forma weighted average basic and diluted common shares outstanding have been calculated as if the 59.1 million shares issued in the transactions had been issued and outstanding as of October 29, 2018.